UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended April 30, 2011	Commission File Number: 000-14884

SAND TECHNOLOGY INC.
(formerly Sand Technology Systems International Inc.)
(Exact name of registrant as specified in its charter)

Canada
(Jurisdiction of incorporation of organisation)

215 Redfern, Suite 410
Westmount, Quebec, Canada H3Z 3L5
(Address of principal executive offices)

Mr. Tony J. Giuliano
(514) 939-3477
tony.giuliano@sand.com
215 Redfern Avenue, Suite 410
Westmount, Quebec, Canada  H3Z 3L5
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements Three and Nine Months Ended April 30, 2011

99.2	Management Discussion and Analysis

99.3	Form 52-109FV2 - Certification of Interim Filings - CEO

99.4	Form 52-109FV2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this Report on Form 6-K on its behalf.

SAND TECHNOLOGY INC.

Dated: June 29, 2011	By: /s/ THOMAS M. O’DONNELL
Thomas M. O’Donnell

President and Chief Executive Officer